Filed pursuant to Rule 424(b)(3)

Registration No. 333-116586

Supplement No. 2

(Dated September 1, 2006)

to

Exabyte Corporation Prospectus

Dated June 2, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 29, 2006

Date of Report (Date of earliest event reported)

EXABYTE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-18033	84-0988566
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2108 55th Street

Boulder, Colorado 80301

(Address of principal executive offices)

(303) 442-4333

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.01 Entry into a Material Definitive Agreement, and

Item 1.02 Termination of a Material Definitive Agreement.

Effective August 29, 2006, Exabyte Corporation (Exabyte or the Company) entered into an Asset Purchase Agreement (the Agreement) with Tandberg Data Corp., a Delaware corporation and wholly-owned subsidiary of Tandberg Data ASA, a company organized under the laws of Norway and headquartered in Oslo, Norway (collectively, Tandberg), whereby Tandberg will purchase substantially all of the assets of the Company in exchange for cash and the assumption of certain liabilities of the Company (the Transaction). The Agreement was approved by the Company’s Independent Committee and ratified by its Board of Directors. The closing of the Transaction is subject to the approval of Exabyte common stockholders.

Consideration

The Total Consideration for the Purchased Assets (as defined in the Agreement) will be (a) cash of approximately $22,500,000, and (b) the assumption of the Assumed Liabilities (as defined in the Agreement). The cash purchase price and payment to the Company at closing will consist of:

•

the outstanding principal balance and accrued interest thereon under the loan agreement with Wells Fargo Business Credit, Inc. (Wells Fargo) (estimated to be $10,000,000 for purposes of determining the Total Consideration);

•	the repayment obligations under the Restructuring Agreements with the holders (Noteholders) of the Company’s 10% Secured Subordinated Convertible Notes

(the Notes) ($7,790,000);

•	the payment obligation under the Amendment No. 1 to the Debt Restructuring Agreement with Solectron Corporation (Solectron) ($300,000);
•	the payment obligation under the Second Amendment to the Memorandum of Understanding with Hitachi, Ltd. (Hitachi) ($2,000,000);
•	the amount payable under the Note Restructuring Agreement with Imation Corp. (Imation) ($1,000,000);
•	transaction fees payable at closing (not to exceed $1,200,000); and
•	the cash balance to be retained by Exabyte subsequent to closing ($100,000).

It is a condition to the Agreement that the cash proceeds to the Company be used to make these payments.

Assumed Liabilities include without limitation substantially all accounts payable and accrued expenses, all liabilities under the Purchased Contracts (as defined in the Agreement), liabilities for warranty obligations and liabilities related to products sold and/or services performed, and new or restructured notes payable issued to Imation and Hitachi, among others. The material Excluded Liabilities retained by Exabyte (as defined in the Agreement) consist of a note payable to a former landlord in the amount of $3,060,000, a Note with a principal balance of $50,000 and certain accounts payable and accrued expenses in the amount of $250,000, among other liabilities. The Company is not expected to have any significant assets remaining for the payment of these liabilities. In addition, subsequent to the closing of the Transaction there will be no assets available for distribution to the Company’s common or preferred stockholders. Exabyte intends to liquidate and dissolve immediately after the closing of the Transaction.

Under certain circumstances, Tandberg has agreed to provide Wells Fargo with an irrevocable letter of credit in an amount up to $2,000,000 to support a further extension of credit by Wells Fargo to the Company prior to closing, as necessary.

Upon closing, Tandberg will have the right to the use of the name “Exabyte” and any related names, trademarks, symbols, and logos used in the Company’s business.

Closing and Termination

The closing of the Transaction is subject to the approval of Exabyte stockholders.

The Agreement may be terminated by mutual consent or by either party if the Transaction is not completed by December 31, 2006, the stockholders of Exabyte do not approve the Transaction or there is a final nonappealable order from a governmental entity prohibiting the Transaction. It may also be terminated, among other reasons, by (1) Exabyte if (i) Exabyte enters into an agreement with respect to a Superior Proposal (as defined in the Agreement) or (ii) there is a Purchaser Material Adverse Effect (as defined in the Agreement); or by (2) Tandberg if (i) there is a Material Adverse Effect (as defined in the Agreement) with respect to Exabyte, (ii) Exabyte’s board withdraws its approval of the Transaction, (iii) Exabyte’s board approves of a different transaction, whether or not a Superior Proposal, or (iv) any person acquires ownership of more than 50% of Exabyte’s common stock or another Third Party Acquisition (as defined in the Agreement) occurs.

In addition, if the Agreement is terminated as a result of Exabyte having breached the Agreement, Exabyte will reimburse Tandberg for its expenses incurred in connection with the Agreement in an amount up to $750,000. Exabyte must pay to Tandberg a termination fee of $2,000,000 (less any expense reimbursement) if, among other things: Exabyte enters into a Superior Proposal or approves an Acquisition Proposal (as defined in the Agreement, and whether or not the Acquisition Proposal is a Superior Proposal) ; Exabyte’s stockholders do not vote in favor of the Transaction; Exabyte’s board of directors withdraws its approval of the Transaction; any person acquires ownership of more than 50% of Exabyte’s common stock or another Third Party Acquisition occurs. Additionally, if the Agreement is terminated due to Exabyte’s breach or the closing has not occurred prior to December 31, 2006 (other than due to Tandberg’s breach) and within 12 months following either such termination Exabyte enters into an Acquisition Proposal, Exabyte would also owe Tandberg the $2,000,000 termination fee.

Covenants

The Company is subject to a number of covenants under the provisions of the Agreement. Without the prior consent of Tandberg, during the period from the effective date of the Agreement until the closing, the Company is required, among other things, to conduct its business only in the ordinary course, and use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of the Company’s officers, key employees and consultants, and (iii) preserve existing relationships with the Company’s customers, suppliers, service providers and other persons with which the Company has business relationships.

Other covenants include, without limitation, restrictions on the declaration and payment of dividends or issuance of equity interests, sale, lease or disposition of assets, incurrence of indebtedness, making of loans or investments, and the sale, assignment or encumbrance of any intellectual property. In addition, the Company is required to hold a meeting of its stockholders as soon as practicable to approve the Transaction.

The Agreement prohibits Exabyte from soliciting or encouraging other Acquisition Proposals. However, Exabyte’s board of directors may evaluate and approve an unsolicited Superior Proposal.

Voting Agreement

As a condition to the Agreement, Tandberg required the Company to enter into a Voting Agreement with certain common and Series AA Convertible Preferred Stock holders consisting of (1) the Noteholders who are also Series AA stockholders (namely, Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P., Meritage Entrepreneurs Fund, L.P., Crestview Capital Master, LLC, Enable Growth Partners, L.P., Gruber and McBaine International, Jon D. and Linda W. Gruber Trust, Lagunitas Partners L.P., Islandia, L.P., and Midsummer Investment, Ltd)), (2) Imation, and (3) Tom W. Ward, CEO of the Company, and Carroll A. Wallace, CFO of the Company.

The terms of the Voting Agreement require that Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P., Meritage Entrepreneurs Fund, L.P. (the Meritage Entities) and Tom W. Ward convert the Series AA preferred shares owned by such stockholder into common shares prior to the record date for the stockholders meeting to approve the Transaction and to vote in favor of the authorization and approval of the Transaction.

In addition, all parties to the Voting Agreement, including the Noteholders listed above, are required to vote all common shares owned (including any shares acquired through conversion of Series AA preferred shares) in favor of the authorization and approval of the Transaction and are prohibited from soliciting, inducing, or making a competing offer to the Transaction. The Voting Agreement terminates upon the earlier of the closing of the Transaction or 120 days following the termination of the Agreement due to, among other things Exabyte entering into a Superior Proposal or approving an Acquisition Proposal, Exabyte’s board of directors withdrawing its approval of the Transaction, or any person acquiring ownership of more than 50% of Exabyte’s common stock or another Third Party Acquisition occurs.

Restructuring Agreements and Amendments to Note Agreements

In connection with the Agreement, Tandberg required the Company to enter into Restructuring Agreements or Amendments to existing note agreements with the holders of the Notes, Hitachi, Solectron and Imation that provide for reductions in amounts currently due under various debt instruments, the issuance of new or restructured notes payable in certain circumstances, and the waiver of existing and future events of default, if any.

The Restructuring Agreements, as amended, with the Noteholders provide for (1) the payment of 82% of the principal amount of the Notes, (2) the forgiveness of the remaining 18% of principal, all accrued interest as of the date of Restructuring Agreement, and all default premium, if any,

(3) upon payment of the 82% restructured payment, the release of their security interest in the assets of the Company, (4) the waiver of existing and future events of default under the Notes Securities Purchase Agreement entered into in October 2005 and any rights under the Intercreditor and Subordination Agreement entered into in October 2005 among Exabyte, the Noteholders, Imation and Wells Fargo, and (5) the Noteholders’ agreement to vote in favor of the Transaction.

The Second Amendment to the Memorandum of Understanding (Hitachi MOU) with Hitachi provides for a $2,000,000 payment upon closing and the forgiveness of approximately $860,000 due under the Hitachi MOU, which has an outstanding balance of approximately $4,000,000. In addition, the payment terms of the remaining Hitachi MOU balance of approximately $1,140,000 were revised to provide for escalating monthly payments to Hitachi through September 2007. The Company expects to receive price reductions, adjusted quarterly, on products currently purchased from Hitachi in amounts that will approximate the revised payments due under the Hitachi MOU through September 2007.

Amendment No. 1 to the Debt Restructuring Agreement with Solectron dated September 1, 2003 (the Solectron Amendment), provides for a one-time payment of $300,000 to settle the outstanding balance of a note payable to Solectron with a balance of $653,000 as of the date of the Solectron Amendment, and waives any existing and future events of default under the September 1, 2003 agreement.

The Note Restructuring Agreement with Imation (the Imation Agreement), provides for the restructuring of the existing $5,000,000 and $2,000,000 note agreements (the Original Notes) with Imation as follows:

•	The Company will make a $1,000,000 payment of the principal balance of the Original Notes at closing;
•	Imation will forgive payment of $2,000,000 of the principal amount of the Original Notes;
•

The Company will issue a new note payable to Imation in the amount of $4,000,000, with interest at 10% and principal payable as follows: $1,000,000 in December 2008; $1,000,000 in December 2009; and $2,000,000 in December 2010;

•	The new note payable will have a security interest in the assets of Tandberg Data Corp., subject to a subordination agreement with Tandberg’s senior lender; and
•	Imation will forgive payment of the remaining $4,000,000 principal balance of the Original Notes and agrees to waive all existing and future events of default under the terms of the Original Notes.

All of the Restructuring Agreements and Amendments referred to above are contingent upon the closing of the Transaction and payment of amounts due to such creditors at the closing.

Other Matters

Effective August 29, 2006, the Company entered into Amendment No. 3 to Media Distribution Agreement with Imation (Imation MDA Amendment), whereby the sales prices to Imation on media products will be adjusted, effective January 1, 2007, such that Imation will be able to obtain a gross margin of 12% on sales to third parties. Prior to the Imation MDA Amendment, prices under the Media Distribution Agreement were such that Imation would obtain a gross margin of 10%. The increase in gross margin to 12% will continue until such time that Imation has achieved an incremental $2,000,000 in gross margin, at which time the Company’s sales prices will be adjusted to provide Imation with a 10% gross margin thereafter. The Imation MDA Amendment is contingent upon the consummation of the Imation Agreement and the closing of the Transaction.

Effective August 28, 2006, the Board of Directors of the Company adopted the Senior Management Retention Plan (the Plan). The Plan is intended to provide incentives to members of the Company’s senior management to remain in the employ of the Company by providing for bonus payments in connection with the sale of the Company. The Bonus Pool established by the Company totals $350,000 and will be paid to the Plan participants ninety days after the closing of the Transaction, so long as such persons are employed by Tandberg at such time.

On August 29, 2006, the Company’s Board of Directors determined that, in accordance with Delaware General Corporation Law, the Company was not permitted to declare or pay the dividends on its Series AA Preferred Stock scheduled for payment on September 1, 2006. Such dividends would have been payable in shares of the Company’s common stock.

The foregoing descriptions of the Agreement, the Voting Agreement, the Restructuring Agreements, the Solectron Amendment, the Hitachi MOU, the Imation Agreement and the Imation MDA Amendment are all qualified in their entirety by reference to the agreements themselves, copies of which are attached as exhibits to this Report and incorporated by reference herein.

Additional Information

In connection with the proposed Transaction, Exabyte will file a proxy statement with the Securities and Exchange Commission. Investors and security holders are advised to read the proxy statement when it becomes available. Security holders may obtain a free copy of the proxy statement (when available) and other materials filed by Exabyte at the SEC’s website at www.sec.gov. The proxy statement and such other materials may also be obtained for free from Exabyte by directing such request to Exabyte, Attention: Corporate Secretary, 2108 55th Street, Boulder, Colorado 80301, telephone (303) 442-4333.

Participants in the Solicitation

Exabyte and Tandberg and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Exabyte’s stockholders. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC. Security holders should read the proxy statement carefully and in its entirety when it becomes available before making any voting or investment decisions.

Forward Looking Statements

The foregoing forward-looking financial information is subject to various risks including those described in the Company’s Form 10-K Report for the year ended December 31, 2005 and other reports filed with the SEC. Such risks include the Company’s limited liquidity; the effect of the Company’s financial condition on sales to the Company’s customers and dealing with suppliers; market acceptance of the Company’s new products; the need to increase sales of the Company’s drives, automation and media products; the need to expand OEM customer relationships; the need to decrease or maintain product costs; the effects of the fluctuations in foreign currency on results; the ability of suppliers to meet the Company’s product demands, to implement engineering changes and to produce products at commercially reasonable costs; the Company’s dependence on a limited number of customers, the loss of which would have a material impact on the Company; the Company’s dependence on sole-source suppliers for critical components; and the need to manage the Company’s inventory levels.

The Company issued a press release and filed a Form 8-K for such press release on August 30, 2006, announcing the Transaction, as described above.

Item 9.01 Financial Statements and Exhibits

4.1

Form of Restructuring Agreement, dated August 21, 2006 by and among Exabyte Corporation, a Delaware corporation, and each holder of a 10% Convertible Subordinated Note due September 30, 2010 of the Company. (1)

4.2

Form of Amendment and Addendum to Restructuring Agreement, dated August 29, 2006, by and among Exabyte Corporation, a Delaware corporation, and each holder of a 10% Convertible Subordinated Note due September 30, 2010 of the Company. (1)

4.3	Amendment No. 1 to Debt Restructuring Agreement, dated August 21, 2006, by and between Exabyte Corporation and Solectron Corporation. (1)
4.4	Note Restructuring Agreement, dated August 29, 2006 by and between Exabyte Corporation and Imation Corp. (1)
10.1

Asset Purchase Agreement, dated as of August 29, 2006, among Tandberg Data Corp., a Delaware corporation, Exabyte Corporation, a Delaware corporation, and, solely for purposes of Article VI and Section 11.9, Tandberg Data ASA, a company organized under the laws of Norway. (1)

10.2

Voting Agreement, dated August 29, 2006, among Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P., Meritage Entrepreneurs Fund, L.P., Crestview Capital Master, LLC, Enable Growth Partners, L.P., Gruber and McBaine International, Jon D. and Linda W. Gruber Trust, Lagunitas Partners L.P., Islandia, L.P., Midsummer Investment, Ltd), Imation Corp., Tom W. Ward and Carroll A. Wallace. (1)

10.3	Amendment No. 3 to Media Distribution Agreement, by and between Exabyte Corporation and Imation Corp. (1)
10.4	Memorandum of Understanding Second Amendment, dated August 29, 2006, by and among, Exabyte Corporation, Nihon Exabyte Corporation, Tandberg Data Corp., and Hitachi, Ltd. (1)
10.5	Senior Management Retention Plan (1)
99.1	Press Release, dated August 30, 2006 (2)

(1) Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the SEC on September 1, 2006 and incorporated herein by reference.

(2) Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the SEC on August 30, 2006 and incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

EXABYTE CORPORATION
(Registrant)

Date	September 1, 2006	By	/s/ Carroll A. Wallace
Carroll A. Wallace
Chief Financial Officer